

Mail Stop 3030

April 29, 2009

Via U.S. Mail and Facsimile 847-956-6050

Laurence C. Mead
Vice President/Manufacturing and Development,
 Chief Financial Officer and Chief Accounting Officer
Biosynergy, Inc.
1940 East Devon Avenue
Elk Grove Village, IL 60007

> **Re: Biosynergy, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2008**
> **Filed July 29, 2008**
> **Amendments No. 1 and No. 2 to Form 10-KSB for the Fiscal Year**
> ** Ended April 30, 2008**
> **Filed March 5, 2009 and April 23, 2009**
> **File No. 000-12459**

Dear Mr. Mead:

    We have reviewed your response dated March 20, 2009 and amendment No. 2 to your Form 10-KSB and have the following comments. Where indicated, we think you should revise your Form 10-KSB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 10-KSB for the Fiscal Year Ended April 30, 2008

1.   We note that the signature page and the certifications included as Exhibits 31 and 32 in the amendment to your Form 10-KSB filed on April 23, 2009 are dated March 20, 2009. Please note that Exchange Act Rule 13a-14 requires your principal executive and principal financial officer to sign the certifications at the time of filing of the report. Please provide currently signed and dated certifications and signature pages in the next amendment to your Form 10-KSB.

2.   Further, we note that you did not sequentially number your amendment to the Form 10-KSB. Exchange Act Rule 12b-15 requires that amendments must be numbered sequentially. Please comply fully in the next amendment to your Form 10-KSB, which will be Form 10-KSB/A No. 3.

Item 8A. Controls and Procedures

3.   We note that your response to our prior comment 3 indicates that the company's original disclosures complied with the disclosure requirements of Exchange Act Rule 13a-15. Please note that while that rule requires the company to perform the evaluations of disclosure controls and procedures (DC&P) and of internal controls over financial reporting (ICFR) at dates indicated, Item 8(A)T of Form 10-KSB requires you to comply with the disclosure requirements of both Items 307 and 308T of Regulation S-B. In effect, you were required to disclosure two separate conclusions as of the year end – one relating to DC&P and the other relating to ICFR. We note the company did not provide the required separate conclusions.

In addition, your response states that your original disclosure met all the requirements of management's report on ICFR and you refer to the language relating to the conclusions of the audit committee on the company's controls, policies and procedures. However, we specifically note that your disclosure did not include a statement expressing the conclusion of your principal executive and principal financial officers on the effectiveness of your ICFR. Item 308T of Regulation S-B requires you to include a management report on your internal control over financial reporting, as defined in Rule 13a-15(f), that must include (i) a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the company; (ii) a statement identifying the framework used by management to evaluate the effectiveness of the company's internal control over financial reporting as required by Rule 13a-15(c); and (iii) *management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of the company's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective*.

While you represent to us in your response that management had performed the required assessment of ICFR, you did not include the required management's report on that assessment as required by Item 308T of Regulation S-B, omitting in particular the statement as to whether or not internal control over financial reporting was effective, in your original Form 10-KSB. The definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the company is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms. In light of the fact that your disclosure controls and procedures did not alert management of the need to include a report that complied with Item 308T in the original Form 10-KSB filing – an omission that resulted in your filing being materially deficient (see C&DI Question No. 115.02 at <u>http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm</u>), it remains unclear to us how you could conclude that disclosure controls and procedures were effective at that date. Please advise us or amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures - i.e., that DC&P were not effective as of the end of the fiscal year.

Please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Martin James
Senior Assistant Chief Accountant

cc: Lauane C. Addis via facsimile at 312.423.8150